

September 12, 2012

<u>Via E-mail</u>
Mr. Javier Diaz Fajardo
Vice President of Investor Relations
Grupo Aval Acciones Y Valores S.A.
Carerra 13 No. 26A-47
Bogota D.C., Columbia

Re: **Grupo Aval Acciones Y Valores S.A.**
            Annual Report on Form 20-F
            Filed April 30, 2012
            File No. 000--54290

Dear Mr. Fajardo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 18</u>

1. Please undertake to include in future filings a risk factor addressing the risks associated with your dependence on Mr. Sarmiento Angulo your 79 year old founder, chairman and controlling stockholder and risks to you relating to his succession plan.

<u>Related party transactions, page 279</u>

2. We note that you have cash of $6 trillion and have outstanding loans to Mr. Sarmiento Angulo and his affiliates of over 1 trillion Pesos (approximately $598 million). Consistent with Item 7B of Form 20-F, please revise future filings to

explain the business and financial reasons why you borrowed over $593 million from two entities affiliated with Mr. Sarmiento Angulo. Please disclose whether the interest rates on the loans to you are substantially the same as you can get from other lenders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3375 if you have questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director